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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                         AQUILA GAS PIPELINE CORPORATION
                              (NAME OF THE ISSUER)

                              UTILICORP UNITED INC.
                            AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.
                     (NAME OF THE PERSONS FILING STATEMENT)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
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                                 ROBERT K. GREEN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
                                 (816) 421-6600

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                ----------------

                                    COPY TO:
                             DENNIS D. WILBERT, ESQ.
                            JEFFREY T. HAUGHEY, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                                2300 MAIN STREET
                           KANSAS CITY, MISSOURI 64108
                                 (816) 983-8000



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     AEC Acquisitions, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the "Commission") on April 9, 1999 (the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the
Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION.

     Item 16 of the Schedule 13E-3 is hereby amended and supplemented to add the following information:

     In mid November 1998, four lawsuits were filed in the Court of Chancery of the State of Delaware against Parent, the Company and the Company Board. On January 11, 1999, the actions were consolidated as In Re: Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Case No. 16775.

     On April 16, 1999, an amended class action complaint was filed in the Court of Chancery of the State of Delaware. The amended complaint alleges, among other things, that (i) Parent and the defendant directors of the Company who are affiliated with Parent have breached their fiduciary duties to the Company's public stockholders, (ii) the Offering Price is inadequate and (iii) the offering materials omit material information. The amended class action complaint seeks to (a) enjoin the defendants from consummating the tender offer by Parent,
(b) require Parent to make supplemental disclosures of the offering materials and (c) recover monetary damages and costs.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     Item 17 of the Schedule 13E-3 is hereby amended to add the following exhibit:

     (g)(6) Amended Class Action Complaint: In re Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Civil Action No. 16775 (Del Ch. Filed April 16, 1999) (previously filed as Exhibit
             (g)(6) to the Schedule 14D-1 and incorporated herein by reference).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1999                      UTILICORP UNITED INC.



                                            By:/s/ Robert K. Green
                                            Name:  Robert K. Green
                                            Title: President and Chief Operating
                                                   Officer


                                             AQUILA ENERGY CORPORATION


                                             By:/s/ Robert K. Green
                                             Name:  Robert K. Green
                                             Title: Authorized Representative


                                             AEC ACQUISITIONS, INC.


                                             By:/s/ Robert K. Green
                                             Name:  Robert K. Green
                                             Title:     President

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              EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

     RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of the UCU ("AQP Common Stock") at a price of $8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, any Vice-President or Assistant Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

     RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.


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                                  EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION

(g)(6) Amended Consolidated Class Action Complaint: In re Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Civil Action No. 16775 (Del Ch. filed April 16, 1999) (previously filed as Exhibit (g)(6) to the
       Schedule 14D-1 and incorporated herein by reference).